UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2018

001-37521

(Commission File Number)

INTEC PHARMA LTD.

(Translation of registrant’s name into English)

12 Hartom Street
Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On May 8, 2018, Oppenheimer & Co. Inc., as representative of the several underwriters of Intec Pharma Ltd.’s (the “Company”) previously announced and closed underwritten public offering of 6,750,000 of the Company’s ordinary shares, no par value (“Ordinary Shares”), gave notice of the intention to partially exercise the over-allotment option to purchase additional Ordinary Shares pursuant to that certain Underwriting Agreement, dated April 11, 2018 (the “Underwriting Agreement”), by and between the Company and Oppenheimer & Co. Inc., as representative of the several underwriters named therein (the “Underwriters”). Pursuant to the exercise of such over-allotment option, on May 10, 2018, the Underwriters purchased 400,000 additional Ordinary Shares at a price of $5.25 per Ordinary Share, less underwriting discounts and commissions, providing net proceeds to the Company before expenses of approximately $2.0 million. The Ordinary Shares were issued pursuant to the Company’s shelf registration statement on Form F-3, previously filed with and subsequently declared effective by the Securities and Exchange Commission on June 19, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intec Pharma Ltd.

Date: May 11, 2018

By: /s/ Nir Sassi

Name: Nir Sassi

Title: Chief Financial Officer